UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2010

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

A Publicly Held Company

CNPJ No. 02.429.144/0001-93 - NIRE 353001861-33

EXCERPT FROM THE MINUTES OF THE 159th MEETING OF THE

BOARD OF DIRECTORS HELD ON SEPTEMBER 29, 2010

1. DATE, TIME AND PLACE: September 29, 2010, at 8:00 am (08:00), at the headquarters of the Companhia Paulista de Força e Luz, located on the Campinas Mogi Mirim Highway, Km 2.5, in the city of Campinas, State of São Paulo.

2. CALL: The meeting was called as specified in Paragraph 2 of Article 18 of the Bylaws of CPFL Energia SA ("CPFL Energia" or "Company").

3. ATTENDANCE: All members of the Board of Directors ("Board") and the Executive Board. Excused Absences: Mr. Robson Rocha.

4. OFFICERS: Chairman - Murilo Cesar Lemos dos Santos Passos, and Secretary - Gisélia Silva.

5. DISCUSSIONS AND RESOLUTIONS:

The reading of the Agenda, having already been read by all present, was waived. It was resolved that the minutes of this meeting would be drawn up in summary form,  with the right  to submit  comments and dissent,  and will be filed at the Company's headquarters, and published in summary form was approved, without the signatures of the Members.

It also was recorded that the votes of the Members appointed by the controlling shareholders would be counted pursuant to items 5.1 and 7.1 of the Shareholders Agreement filed by the Company, dated March 22, 2002, as amended on August 27, 2002, November 5, 2003 and December 6, 2007.

The matters listed on in the Agenda were discussed and decided and the following resolutions were passed by unanimous vote and without reservation:

(i) Presentation of the Plan of Work of the Advisory Committees and Working Committees of the Board of Directors during September;

(ii) Approved the minutes of the 158th Meeting of the Board of Directors held on August 25, 2010;

(iii) Approved, based on the item "b" of Article 18 of the Company's Bylaws, the proposal of the Executive Board for the limitations of risks relating to Acquisitions and Access and Confidentiality and Audit regarding the impact and probability of occurrence in accordance with Resolutions of the Board no. 2010101, 2010102 and 2010103;

(iv) (iv.i) Approved in accordance with the item "u" of Article 18 of the Bylaws of the Company and pursuant to Board Resolution Nº. 2010098, the provision of guarantees by CPFL Energia, in the form of credit, contracts for the financing through a credit facility (the "Financing Agreement") to be signed by the subsidiary CPFL Geração SA ("CPFL" or the "RECIPIENT") and National Bank for Economic and Social Development (BNDES), for direct financing, totaling up to R$ 574,098,000.00 (five hundred seventy-four million and ninety eight thousand dollars), which funds are intended for investment in the Santa Clara wind farm,  composed of subsidiaries Santa Clara I Renewable Energy Ltda. ('Santa Clara I'), Santa Clara II Renewable Energy Ltda. ('Santa Clara II'), Santa Clara III Renewable Energy Ltda. ('Santa Clara III'), Santa Clara IV Renewable Energy Ltda. ('Santa Clara IV'), Santa Clara V Renewable Energy Ltda. ('Santa Clara V'), Santa Clara VI Renewable Energy Ltda. ('Santa Clara VI'), and Eurus VI  Renewable Energy Ltda. ("Eurus VI") and, together with the others, the "AGENTS") in accordance with Decisions of the Board of the BNDES Nºs. 1622/2010, 1623/2010, 1624/2010, 1625/2010, 1626/2010, 1627/2010 and 1628/2010 taken at a meeting held last September 14;

(iv.ii) Recommended to the Company's representatives on the Boards of the RECIPIENTS and STAKEHOLDERS a favorable vote for the approval of resolutions relating to matters contained in the item "iv.i" above, as the respective Board Resolutions Nºs 2010070, 2010010, 2010010, 2010010, 2010010, 2010010, 2010010 and 2010010;

(v) Recommended to the Company's representatives on the Boards of the  subsidiary companies a vote to approve the following items: (a) Chumpitaz Participacoes SA ("Chumpitaz Investments"): REFORM OF BYLAWS (Res. Nº 2010005) and (b) Companhia Paulista de Força e Luz (“CPFL Paulista”), Companhia Piratininga de Força e Luz (“CPFL Piratininga”), Companhia Luz e Força Santa Cruz (“CPFL Santa Cruz”), Companhia Sul Paulista da Energia (“CPFL Sul Paulista”), Companhia Jaguari de Energia (“CPFL Jaguari”), Companhia Luz e Força de Mococa (“CPFL Mococa”) and Companhia Leste Paulista de Energia (“CPFL Leste Paulista”):  ACQUISITION OF DOUBLE T CONCRETE POSTS (Res. Nºs 2010136, 2010109, 2010075, 2010073, 2010074, 2010074 and 2010074);

(vi) After which presentations were made by the Executive Officers; and

(vii) Having discussed all matters on the Agenda, the members of the Board, the Executive Officers and the Director of Corporate Strategy participated in a workshop on Strategic Planning, with the objectives of: (a) updating the data  for the Five Year Plan and (b) definition of the assumptions for the 2011 Budget and projections for the Five-Year Plan 2011/2015, which will be discussed by the Board in October.

6. ADJOURNMENT: There being no further business on the Agenda, the meeting was adjourned, after which these minutes were drawn up, read, approved and signed by the members present and by the Secretary. Murilo Passos, Francisco Caprino Neto, Claudio Palaia, Ricardo Giambroni, Martin Glogowsky, Ana Novaes and Gisélia Silva, Secretary.

I hereby certify that this is a summary of the original minutes as recorded in the
Company Book.

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 13, 2010

CPFL ENERGIA S.A.

By:	/S/ WILSON P. FERREIRA JÚNIOR
Name: Title:	Wilson P. Ferreira Júnior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.